UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66756

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Tuohy Brothers Investment Research, Inc

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

575 Madison Ave, 10th Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Barbara Gettenberg	212-668-8700	bgettenberg@acisecure.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Nawrocki Smith LLP
(Name – if individual, state last, first, and middle name)

100 Motor Parkway, Suite 580	Hauppauge	NY	11788
(Address)	(City)	(State)	(Zip Code)

3/4/2009	3370
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Judson Tuohy, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Tuohy Brothers Investment Research, Inc, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title:
CEO

[signature]
Notary Public

JAY GETTENBERG
NOTARY PUBLIC-STATE OF NEW YORK
No. 01GE6180376
Qualified in Kings County
My Commission Expires 05-18-2024

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

TUOHY BROTHERS INVESTMENT RESEARCH, INC.

STATEMENT OF FINANCIAL CONDITION AS OF DECEMBER 31, 2021
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCONUTING FIRM

This report is pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a Public Document.

TUOHY BROTHERS INVESTMENT RESEARCH, INC.

TABLE OF CONTENTS

NawrockiSmith
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder's of
Tuohy Brothers Investment Research, Inc.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Tuohy Brothers Investment Research, Inc. (the "Company") as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Tuohy Brothers Investment Research, Inc. as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Tuohy Brothers Investment Research, Inc.'s management. Our responsibility is to express an opinion on Tuohy Brothers Investment Research, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Tuohy Brothers Investment Research, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Tuohy Brothers Investment Research, Inc.'s auditor since 2019.

Hauppauge, New York
February 22, 2022

Nawrocki Smith LLP

TUOHY BROTHERS INVESTMENT RESEARCH, INC.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2021

ASSETS		
Cash	$	139,652
Firm investments		537,373
Private placement receivables		90,000
Deposit with clearing broker		101,061
Due from clearing broker		32,888
Commissions receivable		8,892
Security deposit		500
Prepaid expenses and other assets		6,567
Total assets	$	916,933
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities:		
Accounts payable and accrued expenses		26,510
Total liabilities		26,510
Stockholder's equity		
Capital stock		150,000
Additional paid-in capital		212,351
Accumulated Other Comprehensive Income		72,312
Retained earnings		455,760
Total stockholder's equity		890,423
Total liabilities and stockholder's equity	$	916,933

The accompanying notes are an integral part of this statement.

Note 1 - Organization and Nature of Business

Tuohy Brothers Investment Research, Inc. (the "Company"), formerly Links Edge, Inc., was organized under the laws of the State of New York in October, 2004.

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company does not clear securities transactions or carry customers' accounts on a fully disclosed basis. Accordingly, the Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Act of 1934 which requires the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The Company is exempt from the remaining provisions of that rule.

The Company generates its revenue by providing research regarding the energy sector to institutional investors. In addition the Company participates in distribution of securities as underwriter or selling groups member, and private placements of securities. The Company is approved to retail corporate equity securities over the counter.

Note 2 - Summary of Significant Accounting Policies

Statement of Cash Flows
For purposes of reporting cash flows, cash and cash equivalents include cash on hand and demand deposits with banks or financial institutions with original maturities of three months or less.

Income Taxes
The Company has elected to report taxable income as an "S" Corporation per the Internal Revenue Code and New York State tax law. Therefore, no provisions for federal or New York State taxes are made by the Company. The Company is a taxable entity in the City of New York. Members of an "S" Corporation are individually taxed on their pro-rata share of the Company's earnings.

The Company's federal, state and local tax returns are subject to possible examination by the taxing authorities until expiration of the related statutes of limitations on those tax returns. In general, the federal and state income tax returns have a three year statute of limitations. The Company would recognize accrued interest and penalties associated with uncertain tax positions, if any, as part of the income tax provision.

Lease Accounting
In February 2016, the FASB issued ASU No. 2016-02, (Topic 842). The new guidance affects any entity that enters into a lease, with some specified scope exemptions. The ASU increases transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. The new guidance was effective for annual periods beginning after December 15, 2018. Management has evaluated the ASU and concluded that the adoption of this guidance on January 1, 2019 had no impact on the financial statement.

Use of Estimates
The preparation of financial statement in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note 3 - Concentrations of Credit Risk

Uninsured Cash Balances
Cash balances maintained with a bank are insured by the Federal Deposit Insurance Corporation (FDIC). The Company on occasion exceeds the insured balance amount during the year.

Commissions Receivable Credit Risk
Commissions receivable were substantially all collected subsequent to the date of the Statement of Financial Condition.

Note 4 - Net Capital Requirement

As a registered broker-dealer and member of FINRA, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires that net capital, as defined, be at least the greater of $100,000 or 6 2/3% of aggregate indebtedness, as defined. The Rule prohibits the Company from distributing equity capital or paying cash dividends if its resulting net capital is less than one-tenth of aggregate indebtedness or 120% of the minimum dollar amount required, whichever is greater.

Net capital and aggregate indebtedness change from day to day, but at December 31, 2021, the Company had net capital of $703,858,which exceeded its requirement of $100,000 by $603,858. Aggregate indebtedness was $26,510. The Company's net capital percentage was 4% of aggregate indebtedness to net capital.

Note 5 – Revenue Recognition

Revenue from contracts with customers includes commission income and underwriting revenue. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Commission Income
The Company's customers buy and sell securities using the Company's platform. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date the trade order is filled via the Company's platform by finding and contracting with a counterparty and confirms the trade with each customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. No deferred revenue would be applicable as of the end of the fiscal year.

Underwriting Income
The Company engages in underwriting activities for various business entities. The Company earns a gross spread on the transactions and recognizes these fees upon the successful closing of an underwriting transaction. Underwriting fees are recognized and payable on the closing date (the date on which the buyer purchases the securities from the seller) for the portion the Company is contracted to earn in accordance with its agreements. The Company believes that the closing date is the appropriate point in time to recognize success fees for underwriting transactions, as there are no significant actions which the Company needs to take subsequent to this date.

Private Placement Income
The Company earns fees for services in private placements, which are earned only when capital is raised and closings are effected, in accordance with the terms of the contracts with clients.

Disaggregation of Revenue
All of the Company's 2021 revenues are disaggregated in the Statement of Comprehensive Income.

Receivables and Contract Balances
Receivables arise when the Company has an unconditional right to receive payment under a contract with a customer and are derecognized when the cash is received. The receivable balances related to commission revenue, underwriting fees and private placement revenues were $8,892, $0 and $90,000, respectively, as of December 31, 2021. Contract assets arise when the revenue associated with the contract is recognized prior to the Company's unconditional right to receive payment under a contract with a customer (i.e., unbilled receivable) and are derecognized when either it becomes a receivable or the cash is received. Contract assets are reported in the Statement of Financial Condition. As of December 31, 2021, contract asset balances for both commission revenue and underwriting fees were $0. Contract liabilities arise when customers remit contractual cash payments in advance of the Company satisfying its performance obligations under the contract and are derecognized when the revenue associated with the contract is recognized when the performance obligation is satisfied. As of December 31, 2021, there were no contract liabilities.

Note 6 - Commitments

The Company leases office space on a month-to-month basis. Terms of the lease stipulate that either the Company or its landlord must provide either party with two calendar months written notice of intention to terminate. Total rent expense for the year ended December 31, 2021 was $0.

Note 7 - Financial Instruments with Off-balance Sheet Credit Risk

As a securities broker, the Company is engaged in buying and selling securities for institutional and individual investors. The Company's transactions are collateralized and executed with, and on behalf of banks, broker/dealers, and other financial institutions. The Company introduces these transactions for clearance to another broker/dealer on a fully disclosed basis. The Company's exposure to credit risk regarding non-performance of customers fulfilling contractual obligations pursuant to securities transactions may require the Company to liquidate collateral to satisfy the obligation.

The agreement between the Company and its clearing broker obligates the Company to assume any exposure for customer nonperformance. The Company addresses these risks by requiring customers to maintain margin collateral in order to comply with regulatory requirements and clearing broker internal guidelines. The Company monitors customer activity from information it receives from its clearing broker daily, requiring customers to deposit additional collateral, or reduce positions accordingly.

Note 8 - Employee Benefit Plan

The Company has established a Defined Contribution Plan for its employees under Section 401(k) of the Internal Revenue Code. The Plan allows an employee of the Company to defer a portion of his or her salary. The Company not required to make any nor has it made contributions on behalf of the employees.

Note 9 - Fair Value

Effective January 1, 2008, the Company adopted Statement of Financial Accounting Standards ("SFAS") ASC 820 "Fair Value Measurements and Disclosures," for assets and liabilities measured at fair value on a recurring basis. The adoption of ASC 820 had no effect on the Company's financial statement. ASC 820 accomplishes the following key objectives:

Defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date;

Establishes a three-level hierarchy (the "Valuation Hierarchy") for fair value measurements;

Requires consideration of the Company's creditworthiness when valuing liabilities; and

Expands disclosures about instruments measured at fair value.

The Valuation Hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. A financial instrument's categorization within the Valuation Hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The three levels of the Valuation Hierarchy and the distribution of the Company's financial assets within it are as follows:

Level 1 – inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 – inputs to the valuation methodology included quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 – inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument's level within the fair value hierarchy is based upon the lowest level of any input that is significant to the fair value measurement. However, the determination of what constitutes "observable" requires significant judgment by the Company. The Company considers observable data to be market data which is readily available, regularly distributed or updated, reliable and verifiable, not proprietary, and provided by independent sources that are actively involved in the relevant market. The following is a summary of the financial assets measured at fair value as of December 31, 2021:

Note 9 - Fair Value (Continued)

Description	Level 1	Level 2	Level 3
Mutual Funds	$ 537,373	$ -	$ -

Certain financial instruments are carried at cost on the Statement of Financial Condition, which approximates fair value due to their short-term, highly liquid nature. These instruments include cash and cash equivalents, accounts receivable, accrued expenses and other liabilities, and deferred revenue.

There were no transfers between Level measurements during the period ended December 31, 2021. There were no other financial assets or liabilities measured at fair value under ASC 820 as of December 31, 2021.

The amount of unrealized gains for the year ended December 31, 2021 were $14,731.

Note 10 - Bank Loan Payable

In response to COVID-19 the Company submitted an SBA loan application for $90,957, which was computed based on the qualifying expenses in 2020. The Company was approved by its bank and the SBA and the loan was issued to the Company on April 23, 2020. On January 7, 2021, the loan of $90,957 was forgiven by the SBA and recognized as debt forgiveness income on the Statement of Comprehensive Income for the year ended December 31, 2021.

The Company qualified for full loan forgiveness and received such on January 9, 2021 at which time the loan was converted to revenue on the statement of comprehensive income.

Note 11 - Subsequent Events

The Company has evaluated all subsequent events for recognition and disclosure as of the date of this report. Based upon this evaluation, the company did not identify any recognized or non-recognized subsequent events that would have required adjustment or disclosure in the financial statement.